UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018.

Commission File Number 001-36027

MIX TELEMATICS LIMITED
(Translation of registrant's name into English)

Howick Close, Waterfall Park, Midrand, South Africa 1686
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report contains a copy of MiX Telematics Limited's press release announcing financial results for the second quarter and first half of fiscal 2019.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Submission to the Johannesburg Stock Exchange – MiX Telematics Announces Financial Results for Second Quarter and First Half of Fiscal Year 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 1, 2018		MIX TELEMATICS LIMITED

		By:	/s/ Paul Dell
		Name:	Paul Dell
		Title:	Interim Chief Financial Officer